Via Facsimile and U.S. Mail
Mail Stop 6010

April 29, 2008

Mr. Michael W. Rogers
Chief Financial Officer
Indevus Pharmaceuticals, Inc.
33 Hayden Avenue
Lexington, MA   02421

Re: Indevus Pharmaceuticals, Inc.
Form 10-K for the Year Ended September 30, 2007
Filed December 12, 2007
File No. 000-18728

Dear Mr. Rogers:

We have reviewed your March 19, 2008 response to our March 5, 2008 letter and have the following comments. In our comments we have asked you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1. Business

Agreements, page 13

1.   We note your response to comment 1. However, some of the requested information was not included in the disclosure proposed for your 10-K for the year ended September 30, 2008. We note your response that some of the requested information was the subject of confidential treatment requests. Please note, that we often grant confidential treatment for individual payments but are not willing to grant confidential treatment for aggregate payments under an agreement. Please revise to include the following information:

- The Madaus 1999 agreement – the additional aggregate potential milestone payments;
- The Madaus 2006 agreement – the additional aggregate potential milestone payments;
- The Supernus agreement – the aggregate potential milestone payments;
- The BayerSchering 2005 agreement – the aggregate amounts paid to date;
- The BayerSchering 2006 agreement – the minimum purchase requirements; and
- The Paligent agreement – the aggregate amounts paid to date and the aggregate potential payments.

If the payments made to date are not material, you may include this information in the disclosure. If you have determined that the agreement is no longer material, please provide us with an analysis supporting your determination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

2.   Please refer to your response to comment two.   Please confirm to us that you will clarify in your disclosure, when applicable, that the reserves for returns and allowances are immaterial to your net income.

3.   Refer to your response to comment three. We did not find an explanation of the increase in your accounts receivable and inventory balances included in your liquidity and capital resources discussion. Please confirm that you will revise your disclosures to include the information provided in your response or direct us to existing disclosures in compliance with the information requested in original comment three.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Q. Product Agreements

Santura and Santura XR, page F-28

4.   Refer to your response to comment eight. Please revise your disclosure to clarify the systematic method used to recognize revenue.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551- 3656 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551- 3203 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant